ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
PARKERVISION, INC.

Pursuant to Section 607.1006 of the
Florida 1989 Business Corporation Law

FIRST:  The name of the Corporation is ParkerVision, Inc.

SECOND:  This amendment to the Articles of Incorporation of the Corporation, as amended, was approved and adopted, as prescribed by Section 607.1003 of the Florida 1989 Business Corporation Act, by the Board of Directors at a meeting held August 1, 2012 and by the holders of the common stock of the Corporation at a meeting held on October 2, 2012. The number of votes cast for the amendment by the shareholders was sufficient for approval. Only the holders of common stock were entitled to vote on the amendment.

THIRD:  This amendment is to be effective immediately upon filing.

FOURTH:  Article IV of the Articles of Incorporation of the Corporation, as amended, is further amended by deleting the first paragraph of Article IV, Section 4.1, and in its place substituting the following:

Section 4.1   Authorized Capital.  The number of shares of stock which this corporation is authorized to issue shall be 165,000,000 shares, of which 150,000,000 shares shall be voting Common Stock having a par value of $0.01 and 15,000,000 shares shall be Preferred Stock having a par value of $1.00 per share.

IN WITNESS WHEREOF, we have executed this amendment to the Articles of Incorporation, as amended, this 3rd day of October, 2012.

PARKERVISION, INC.

By:	/s/ Jeffrey L. Parker
Jeffrey L. Parker
Chairman of the Board

By:	/s/ Cynthia Poehlman
Cynthia Poehlman
Secretary